UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 October 2017
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be filed and incorporated by reference the Registration Statements on Form S−8 (Nos. 333-202772, 333-6040, 333-173246, 333−165870, 333-90808, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.”

This document contains inside information
Press Release
CRH receives Ash Grove shareholder approval for US$3.5bn acquisition

20 October 2017

On 21 September 2017, CRH plc announced that it had reached an agreement to acquire Ash Grove Cement Company ("Ash Grove"), a leading US cement manufacturer headquartered in Overland Park, Kansas, for a total consideration of US$3.5 billion.

On 5 October 2017, having received an unsolicited, preliminary, non-binding competing acquisition proposal, Ash Grove extended the period for obtaining shareholder approval for the transaction until 5:00 p.m. (New York time) on October 20, 2017.

As announced by Ash Grove today, CRH has now received Ash Grove shareholder approval for the proposed acquisition at a total consideration of US$3.5 billion. The transaction remains subject to regulatory approval and is expected to close in late 2017 or early 2018.

Further details will be provided as part of CRH's Trading Update on Tuesday 21 November 2017.

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For further information contact CRH plc at +353 1 404 1000

Albert Manifold            Chief Executive

Senan Murphy            Finance Director

Frank Heisterkamp      Head of Investor Relations

This document contains inside information and has been issued pursuant to Article 2.1(b) of Commission Implementing Regulation (EU) 2016/1055. The date and time of this statement is the same as the date and time that it has been communicated to the media.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 23 October 2017
By:___/s/Neil Colgan___
N.Colgan
Company Secretary